EXHIBIT 99.2

                                 [RETALIX LOGO]
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
NEWS RELEASE

Investor Relations Contact   Public Relations Contact - USA       Public Relations Contact - International
Allan E. Jordan              Glenn Mandel                         Motti Gadish
Global Consulting Group      GolinHarris New York                 Retalix Ltd.

+1-646-284-9400              +1-212-373-6028                      +972-546-620-531
ajordan@hfgcg.com            gmandel@golinharris.com              Motti.Gadish @retalix.com

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             Associated Grocers Inc. of Baton Rouge Selects Retalix
                        InSync to Synchronize Item Data
        Retalix and Ontuet To Connect Southeast U.S. Wholesale Grocer to
                                1SYNC Data Pool

Dallas, TX, March 20, 2006 - Retalix(R) (Nasdaq: RTLX), a global provider of enterprise-wide software solutions to retailers and distributors, announced today that Associated Grocers, Inc. of Baton Rouge, LA, (AGBR) will connect their existing Retalix systems to the 1SYNC data pool using the Retalix InSync(TM) Data Staging solution.

Using the Retalix InSync Data Staging solution, AGBR will be able to easily integrate supplier data from the Global Data Synchronization Network (GDSN) via 1SYNC, the leader in synchronizing data across the global supply and demand chains. Through Ontuet's flexible XML-based File Sync product, AGBR will also be able to eliminate manual catalog processing steps, reduce administration time, ensure timely and accurate data from suppliers, reduce errors dramatically, eliminate disparate data between applications and bring products to market more quickly.

"We are delighted to partner with Retalix and Ontuet in the implementation and integration of our Data Synchronization effort with 1SYNC", said Steven Miller, Sr. VP of Strategic Planning, Projects, & Information Services, Associated Grocers, Inc., Baton Rouge. "Data Synchronization is a priority for us in 2006 and the heart of the system is the Retalix InSync Data Staging solution. The benefits of the initiative are reduced manual intervention for item maintenance, a reliable method for receiving information about new and discontinued items, and accurate dimensional information for more efficient cubing of shipments into and out of the distribution center".

 "AGBR is demonstrating their understanding of the value of data synchronization through the implementation of the Retalix InSync Data Staging solution", said Victor Hamilton, President and CEO of Retalix USA. "Data synchronization using Retalix InSync will deliver significant ROI to AGBR within a short period of time."

"Our relationship with Retalix allows retailers, distributors and operators in the food industry the ability to leverage current infrastructure and investments while benefiting from all of the advantages that global data synchronization has to offer," stated John Jackovin, Director of Ontuet.

The GS1 GDSN is a standards-based environment that enables automated, secure and continuous synchronization between the information systems used by retailers and suppliers, allowing all partners to have consistent item data in their systems at the same time.

About ABGR

Associated Grocers, Inc. of Baton Rouge serves more than 300 independent retailers in Louisiana, Mississippi, Texas, Alabama, and Arkansas. Through association buying power, member-retailers decrease the cost of goods by purchasing directly from food manufacturers. AGBR is on the leading edge of technology, offering its retailers a full line of IT services including retail technology, accounting, advertising, equipment & design services, marketing, and procurement & merchandising.
AGBR on the web: www.agbr.com


About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.
Retalix on the web: www.retalix.com

About Ontuet

Ontuet is a business solution provider based in Des Moines, Iowa focusing on data management and synchronization in the retail channel. Ontuet has implemented hundreds of suppliers and retailers on the Global Data Synchronization (GDS) platform using the 1SYNC data pool platform. Ontuet offers simple solutions that enable companies to begin synchronizing data quickly and cost effectively. Ontuet also has robust and flexible applications that allow for integrated data management and communications using File Sync. Ontuet has been the fastest growing 1SYNC Solution Partner the past two years showing focus on making data synchronization a reality.
Ontuet on the web: www.ontuet.com


Retalix(R) and Retalix InSync(TM) are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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